[Accuray Letterhead]

February 6, 2007

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Mumford Perry Hindin, Special Counsel Kristin Lochhead Brian Cascio
    Re:
    Accuray Incorporated
    Registration Statement on Form S-1 (Registration No. 333-138622)

Ladies and Gentlemen:

        In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-138622) (the "Registration Statement") of Accuray Incorporated (the "Company"). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 7, 2007, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Laura Bushnell at (650) 463-2645.

        The Company acknowledges the following:

    •
    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to call Laura Bushnell at (650) 463-2645 if you have any questions regarding this request.

Very truly yours,
/s/ EUAN S. THOMSON, PH.D. Euan S. Thomson, Ph.D. President and Chief Executive Officer